

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 29, 2010

Mr. George Metrakos
Chief Executive Officer and Principal Accounting Officer
Teliphone Corp.
194 St-Paul Street West, Suite 303
Montreal, Quebec, Canada, H2Y 1Z8

      RE: **Teliphone Corp.**
              Form 10-K for the Fiscal Year Ended September 30, 2009
              Filed December 23, 2009
              File No. 0-28793

Dear Mr. Metrakos:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2009

1.   Please note that your correct file number is 0-28793.

Financial statements

Note 11 - Acquisition of certain assets and liabilities (Dialek Telecom), page F-31

2.   We note that you characterized as goodwill the value assigned to customer contracts. Customer contracts and related customer relationships are intangible assets that meet the contractual-legal criterion and therefore should be recognized as assets apart from goodwill and amortized over the estimated useful life in accordance with paragraph 805-20-25-10 and paragraph 350-30-35-6. Please revise accordingly.

Note 12 - Acquisition of certain assets and liabilities (Orion Communications), page F-32

3.   Provide us with more details about the assignment agreement where you and 9191 agreed to share 50% each of the gross benefits received from the customer base.

4.   Addressing paragraph 805-10-15-3, tell us in detail why you concluded that you acquired a business.

5.   Tell us whether you are recognizing the revenues generated from the services provided to these customers on a gross basis.

Item 9A Controls and Procedures, page 39

6.   It does not appear that your management has performed its assessment of internal control over financial reporting as of September 30, 2009. Since you were required to file or filed an annual report for the prior fiscal year, it appears that you are required to report on your management's assessment of internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;
- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

7. Please note that the definition of disclosure controls and procedures provided in Rule 13a-15(e), indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely in its Exchange Act Reporting. It appears to us that your failure to provide your report on internal control over financial reporting on a timely basis appears to be a clear indicator that your disclosure controls and procedures were not effective as of the end of the fiscal year. The omission of a material disclosure on a timely basis, even if inadvertent, is a strong indicator the disclosure controls and procedures are ineffective. In light of these facts, it appears that you should amend the 10-K to disclose that your disclosure controls and procedures were not effective as of the end of the fiscal year.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3384 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director